UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

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Commission File Number 1-13210

AES GENER S.A.

(Exact name of Company as specified in its charter)

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Mariano Sánchez Fontecilla 310

Piso 3, Las Condes

Santiago

Republic of Chile

(56) (2) 686-8900

(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)

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7.50% Senior Notes Due 2014 Series B

(Title of each class of securities covered by this Form)

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Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor Companys)

Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A. AES Gener S.A. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) in July, 1994 and filed its first 20-F on June 29, 1995. The Company's 20-F was filed under its former name, Chilgener S.A.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) and 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity

On November 23, 2004 when the registration statement on Form F-4 originally filed with the Securities and Exchange Commission on August 18, 2004 became effective, the Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”) in an offer to exchange U.S. $400,000,000 7.50% Senior Notes Series B (the “Notes”) that had been registered under the Securities Act for any and all outstanding 7.50% Senior Notes due 2014 Series A (the “Old Notes”) that had not been registered under the Securities Act.

Item 3.	Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its Notes on the Luxembourg Stock Exchange, located in Luxembourg. The Luxembourg Stock Exchange constitutes the primary trading market for the Company’s Notes.

B. The Company’s Notes were initially listed on the Luxembourg Stock Exchange on March 22, 2004. The Company has maintained a listing of its Notes on the Luxembourg Stock Exchange for at least the 12 months preceding the filing of this Form.

C. During the recent 12-month period beginning June 25, 2006 and ending June 25, 2007, trading on the Luxembourg Stock Exchange constituted 100% of the trading of the Company’s Notes.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

As of June 22, 2007, there were 209 record holders of Notes who are United States residents. The Company has relied upon the assistance of Bondholder Communications Group, LLC to determine the number of debt security holders.

Item 7.	Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on June 28, 2007. The notice is attached as an exhibit hereto.

B. The notice was disseminated in the United States through Bloomberg and Reuters, news wire services.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at http:/www.aesgener.cl

PART III

Item 10.	Exhibits

Public notice to investors disclosing the Company’s intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, AES Gener S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, AES Gener S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Dated: June 28, 2007	By:	/s/ Vanessa Thiers
	Name:	Vanessa Thiers
	Title:	Interim Chief Financial
Officer

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